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                                                                  Exhibit 99.100

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PRECLINICAL EFFICACY DATA WITH LEAD REGENERATIVE THERAPY E1-I.N.T. (TM) PUBLISHED IN THE JOURNAL DIABETES

TORONTO, SEPT. 16 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) announced that data showing E1-I.N.T.(TM) induces the regeneration of islet cells in a type I diabetes animal model was published in the September issue of the journal, Diabetes. In the study, two weeks of daily E1-I.N.T.(TM) treatments were also able to normalize the blood-glucose levels of diabetic mice for up to 10 weeks after the end of treatment. In addition, pancreatic beta cell mass was increased threefold and insulin content was increased eightfold in E1-I.N.T.(TM) treated mice compared with pre-treatment levels.

"In these studies, E1-I.N.T.(TM) reversed disease by expanding the number of insulin-producing cells, which led to a significant increase in insulin production. Further, these findings corroborate data seen in other animal models showing that the therapeutic effects of E1-I.N.T.(TM) are sustained long after treatment is completed." said Dr. Tony Cruz, chairman and CEO of Transition.

The article entitled, "Combination Therapy with Epidermal Growth Factor and Gastrin Increases Beta-Cell Mass and Reverses Hyperglycemia in Diabetic NOD Mice" was authored by a group led by Dr. Alex Rabinovitch, the Co-Director of the Muttart Diabetes Research and Training Centre at the University of Alberta.

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, commenced enrolment for exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of E1-I.N.T.(TM) in type I and type II diabetes patients; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, which is currently in pre-clinical development.

In August 2004, Transition licensed these products to Novo Nordisk A/S for upfront and milestone payments worth up to U.S. $48 million plus commercial milestones and royalties.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products

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include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in patients with type I and type II diabetes, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 07:30e 16-SEP-05